Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF the

Amended and Restated CERTIFICATE OF INCORPORATION

OF

Q2Earth, INC.

* * * * *

Q2Earth Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State on January 6, 2011, as amended by the Certificate of Amendment filed with the Secretary of State on July 22, 2015 and further amended by the Certificate of Amendment filed with the Secretary of State on November 18, 2015 (the “Certificate of Incorporation”).

2. Article I of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“ARTICLE I: NAME OF CORPORATION:

The name of this corporation is QSAM Biosciences, Inc. (the “Corporation”).”

3. The first paragraph of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue shall be three hundred five million (305,000,000) shares, of which three hundred million (300,000,000) shares shall be common stock, par value $0.0001 per share (the “Common Stock”) and five million (5,000,000) shares shall be preferred stock, par value $0.0001 per share (the “Preferred Stock”). All of the shares of Common Stock shall be of one class.”

4. Article XII of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“ARTICLE XII

ONE-FOR-TWENTY-FIVE REVERSE SPLIT

Effective upon the filing of the Certificate of Amendment with the Delaware Secretary of State on or around September 4, 2020, the Company shall effectuate a reverse split of its issued and outstanding Common Stock in the ratio of one (1) post-split share of Common Stock for every twenty-five (25) shares of pre-split Common Stock, automatically and without any action on the part of the respective holders thereof, while retaining the current par value of $0.0001 per share, with all fractional shares that would otherwise result from such reverse split being rounded up to the nearest whole share.”

5. The aforesaid amendments were duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

6. The aforesaid amendments shall be effective upon filing of this Certificate of Amendment with the Delaware Secretary of State or such later date as FINRA shall specify.

7. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 4th day of September, 2020.

/s/ Christopher Nelson
Christopher Nelson, President